Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                               September 23, 2011

VIA EDGAR

Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Penola Inc.
         Registration Statement on Form S-l
         Filed July 13, 2011
         File No. 333-175529

Dear Ms. Parker:

     Pursuant to the staff's comment letter dated August 3, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form S-1 was filed with the Commission via EDGAR on September 24, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

GENERAL

1. YOU WILL EXPEDITE THE REVIEW PROCESS IF YOU ADDRESS EACH PORTION OF EVERY NUMBERED COMMENT THAT APPEARS IN THIS LETTER. PROVIDE COMPLETE RESPONSES AND, WHERE DISCLOSURE HAS CHANGED, INDICATE PRECISELY WHERE IN THE MARKED VERSION OF THE AMENDMENT WE WILL FIND YOUR RESPONSIVE CHANGES. SIMILARLY, TO MINIMIZE THE LIKELIHOOD THAT WE WILL REISSUE COMMENTS, PLEASE MAKE CORRESPONDING CHANGES WHERE APPLICABLE THROUGHOUT YOUR DOCUMENT. FOR EXAMPLE, WE MIGHT COMMENT ON ONE SECTION OR EXAMPLE IN THE DOCUMENT, BUT OUR SILENCE ON SIMILAR OR RELATED DISCLOSURE ELSEWHERE DOES NOT RELIEVE YOU OF THE NEED TO MAKE SIMILAR REVISIONS ELSEWHERE AS APPROPRIATE. IF PARALLEL INFORMATION APPEARS AT MORE THAN ONE PLACE IN THE DOCUMENT, PROVIDE IN YOUR RESPONSE LETTER PAGE REFERENCES TO ALL RESPONSIVE DISCLOSURE.

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Company response: The Company understands and will endeavor to comply with all requests from the Securities and Exchange Commission (the "SEC" or the "Commission").

2. PLEASE MONITOR THE NEED TO UPDATE YOUR FINANCIAL STATEMENTS IN ACCORDANCE WITH ITEM 8-08 OF REGULATION S-X.

Company response: The Company complied with this comment. Please see pages F-11 through F-14 to the amended Form S-1, where the Company has incorporated updated financial statements in accordance with Item 8-08 or Regulation S-X.

3. PLEASE FILE ALL OMITTED EXHIBITS, INCLUDING WITHOUT LIMITATION THE CONSENT OF GREGORY CURNOW (EXHIBIT 23.3). ONCE YOU FILE ALL THE OMITTED ITEMS, WE MAY HAVE ADDITIONAL COMMENTS. ENSURE THAT YOU ALLOW SUFFICIENT TIME FOR OUR REVIEW IN EACH CASE.

Company response: The Company complied with this comment. Please see the consent of Gregory Curnow filed as Exhibit 23.3 to the amended Form S-1, where the company as provided the above referenced items.

4. PRIOR TO PRINTING AND DISTRIBUTION OF THE PRELIMINARY PROSPECTUS, PLEASE PROVIDE US WITH COPIES OF ALL ARTWORK AND ANY GRAPHICS YOU PROPOSE TO INCLUDE IN THE PROSPECTUS. ALSO PROVIDE ACCOMPANYING CAPTIONS, IF ANY. WE MAY HAVE COMMENTS AFTER REVIEWING THESE MATERIALS.

Company response: The Company confirms that (i) prior to printing and distribution of the preliminary prospectus, it will provide the staff with copies of all artwork and any graphics the it proposes to include in the prospectus, (ii) it has filed three maps and captions with this amendment to the Form S-1, and does not plan to use any other artwork or graphics in the prospectus.

5. INSOFAR AS MS. GENCARELLI SERVES AS YOUR SOLE OFFICER, DIRECTOR AND STOCKHOLDER, PLEASE DISCLOSE WHETHER MS. GENCARELLI OR ANY OTHERS PARTICIPATING IN THE PREPARATION OF THE REGISTRATION STATEMENT HAVE PERSONALLY VISITED THE HALLS CREEK PROPERTY, AND IF SO, DISCLOSE WHEN SUCH VISIT(S) TOOK PLACE. IF THERE HAVE BEEN NO SUCH VISITS, PROVIDE APPROPRIATE RISK FACTORS DISCLOSURE IN THAT REGARD.

Company response: The Company complied with this comment. Please see page 6 to the amended Form S-1, where the Company has added the Risk Factor "WE HAVE NOT INDEPENDENTLY VERIFIED THE MINERAL RESERVES ON THE HALLS CREEK PROPERTY, NOR HAVE WE PERSONALLY VISITED THE PROPERTY AND HAVE RELIED SOLELY ON THE REPRESENTATIONS AND ADVICE OF OUR EXPERT ADVISORS."

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6.   EXPLAIN TO US IN NECESSARY DETAIL EACH OF THE FOLLOWING ITEMS:
     *    WHO PREPARED THE REGISTRATION STATEMENT;
     * WHAT BASIS THE PREPARER HAD OR SOURCE( S) UPON WHICH HE OR SHE RELIED IN DRAFTING THE PROSPECTUS, AND CLARIFY THE SOURCE OF STATEMENTS LIKE "[ WITH A MAJOR FAULT SPLAY PASSING THROUGH THE LICENSE AND A LARGE PORTION OF THE CONTACT BETWEEN THE BISCAY VOLCANICS AND THE OLYMPIO FORMATION ALSO BEING INCLUDED IN THE LICENSE ... THE AREA THE POTENTIAL FOR DISCOVERY IN THE AREA IS HIGH" (PAGE 20);
     *    WHO FORMULATED THE INITIAL EXPLORATION PROGRAM DESCRIBED AT PAGES
          21-22;
     *    HOW MS. GENCARELLI MET MR. PUZZO AND MR. CURNOW; AND
     *    WHY MS. GENCARELLI SELECTED THE HALLS CREEK PROPERTY.

WE MAY HAVE ADDITIONAL COMMENTS BASED ON YOUR RESPONSES.

Company response: Lena Gencarelli, the company's sole officer and director, and the Company's accountants, auditors and legal all had a role in preparing the registration statement.

The basis upon which the preparer had to prepare the statements made with respect to geological information is from the geology report prepared by Gregory Curnow. Mr. Curnow formulated the initial exploration program, in consultation with Ms. Gencarelli and George Lee, the optionor of the property to the Company.

Ms. Gencarelli met Mr. Puzzo by speaking with a friend who suggested that she give another friend, Bill O'Neill (President of a client of Mr. Puzzo) a call to discuss their mutual interests in resources. Ms. Gencarelli was seeking legal advice for her new, planned enterprise, and Mr. O'Neill referred Mr. Puzzo's to Ms. Gencarelli.

Ms. Gencarelli met Mr. Curnow whilst working as a contractor in Sydney for Canaustra Resources Ltd and Moneo Metals Ltd, Mr. Curnow was working as a freelance geologist in adjoining offices for two ASX listed companies, Central West Gold and Morning Star Gold.

Ms. Gencarelli selected the Halls Creek Property on advice from Mr. Lee and Mr. Curnow, the area has historically been known to have good sources of mineralization, is well served by transport and mining infrastructure and not isolated as to make any discoveries difficult to exploit.

7. AS YOU MAY BE AWARE, THERE HAVE BEEN ACQUISITIONS OR BUSINESS COMBINATIONS INVOLVING PUBLIC START-UP MINING COMPANIES WHICH HAVE NO RESERVES. IT APPEARS THAT AT LEAST SOME OF THESE ACQUISITIONS OR COMBINATIONS HAVE RESULTED IN THE CHANGE OF THE BUSINESS INITIALLY DESCRIBED IN THE PROSPECTUS AS FILED WITH THE COMMISSION BY THE START-UP COMPANY. IF TRUE, AND WITH A VIEW TOWARD DISCLOSURE, CONFIRM TO US THAT MS. GENCARELLI DID NOT FOUND PENOLA INC. AT LEAST IN PART DUE TO HER PLAN TO SOLICIT, PARTICIPATE IN, OR FACILITATE THE SALE OF THE ENTERPRISE TO (OR A BUSINESS COMBINATION WITH) A THIRD PARTY LOOKING TO OBTAIN OR BECOME A PUBLIC REPORTING ENTITY. ALSO CONFIRM THAT SHE HAS NO SUCH PRESENT INTENTION, IF TRUE.

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Company response: Ms. Gencarelli confirms that she did not found Penola Inc. at least in part due to a plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that she has no such present intention.

8. IF ANY OF THE FOLLOWING INDIVIDUALS HAS ANY EXPERIENCE IN THE MARKETING OR SALE OR CREATION OF A START-UP MINING OR OTHER NEW COMPANY FOR THE PURPOSE OF ENGAGING IN A REVERSE ACQUISITION OR OTHER SIMILAR BUSINESS ARRANGEMENT WHEREBY THE ENTITY OR RESULTING ENTITY CHANGES ITS BUSINESS PURPOSE FROM THAT WHICH WAS DESCRIBED IN THE PROSPECTUS AS INITIALLY INCLUDED IN A REGISTRATION STATEMENT FILED WITH THE COMMISSION, DESCRIBE THE PARTICULARS TO US IN NECESSARY DETAIL. THIS COMMENT REFERS TO ANY AND ALL OF THE FOLLOWING INDIVIDUALS:
     *    MS. GENCARELLI:
     *    NAMED LEGAL COUNSEL: AND
     * ANY OTHERS WHO PARTICIPATED IN THE PREPARATION OF THE PROSPECTUS DISCLOSURE.

Company response: None of the individuals mentioned has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission

9. IF ANYONE IDENTIFIED IN THE IMMEDIATELY PRECEDING COMMENT HAS HAD ANY EXPERIENCE IN THE PAST TEN YEARS RELATED TO ANY START-UP MINING OR OTHER NEW COMPANY WHICH SUBSEQUENTLY (A) MATERIALLY ALTERED ITS BUSINESS PLAN OR ITS BUSINESS, (B) NAMED A NEW CONTROL PERSON, (C) CEASED MINING ACTIVITIES,
     (D) BECAME A DELINQUENT FILER, OR (E) REPORTED PROVEN OR PROBABLE RESERVES, PLEASE DESCRIBE THE PARTICULARS TO US IN NECESSARY DETAIL. IN THIS REGARD, PLEASE TELL US THE SPECIFIC EXPERIENCE MS. GENCARELLI HAS HAD IN PROVIDING ADVISORY SERVICES FOR THE STRUCTURING OF MINING RESOURCE COMPANIES. WE MAY HAVE ADDITIONAL COMMENTS.

Company response: None of the individuals mentioned had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. Ms. Gencarelli's experience in providing advisory services for the structuring of mining resource companies is primarily financial and with respect to internal organization.

10. IN THE TABLE ON PAGE 30, YOU REFER TO "MR. FILOMENA GENCARELLI." ELSEWHERE IN THE FILING YOU INDICATE THAT THIS INDIVIDUAL IS FEMALE. SIMILARLY, YOU SIMULTANEOUSLY REFER TO THE CONSULTING GEOLOGIST AS "MR. CURNOW" AND "MS. CURNOW" ON PAGE 17. PLEASE MAKE ANY NECESSARY REVISIONS.

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Company response: The Company complied with this comment.

OUR COMPANY, PAGE 3

11. PLEASE DISCLOSE IN ONE OF THE FIRST PARAGRAPHS OF THIS SECTION THE AMOUNT OF ADDITIONAL CAPITAL THAT YOU WILL NEED TO RAISE IN ORDER TO ACHIEVE YOUR GOALS AND OBJECTIVES FOR THE NEXT 12 MONTHS, TO COMMENCE YOUR PROPOSED TWO-PHASE EXPLORATION PROGRAM ON THE HALLS CREEK PROPERTY, AND TO IMPLEMENT YOUR BUSINESS PLAN. ALSO DISCLOSE, IF TRUE, THAT YOU HAVE TAKEN NO CONCRETE STEPS TO IMPLEMENT YOUR BUSINESS PLAN. FINALLY, DISCLOSE HERE THAT YOU WILL REQUIRE ADDITIONAL FUNDING TO COMMENCE PHASE I WORK ON THE PROSPECTS, AND THAT YOU HAVE NO CURRENT PLANS ON HOW TO RAISE THE ADDITIONAL FUNDING.

Company response: The Company complied with this comment. Please see page 3 of the amended Form S-1.

12. WE NOTE THE DISCLOSURE ON PAGE 21 THAT YEARLY MAINTENANCE FEES OF $10,605 ARE PAYABLE TO THE DEPARTMENT OF MINES AND PETROLEUM WESTERN AUSTRALIA. PLEASE CLARIFY WHETHER THESE YEARLY FEES ARE PAYABLE BY YOU, AND IF SO, PLEASE ALSO DISCLOSE THIS FACT IN THIS SECTION.

Company response: The Option Agreement stipulates the annual maintenance fees are to be paid by the Lessor. The Company complied with this comment. Please see page 22 to the amended Form S-1.

13. DISCLOSE IN THIS SECTION THAT YOU HAVE NOT GENERATED ANY REVENUES SINCE INCEPTION, AND YOUR ACCUMULATED LOSSES AS OF A RECENT DATE.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 27 of the amended from S-1.

14. PLEASE CLARIFY WHAT MINERALS OR TYPES OF MINERALS YOU INTEND TO EXPLORE ON THE HALLS CREEK PROPERTY.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 17 of the amended Form S-1.

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RISK FACTORS. PAGE 5

WE MAY REQUIRE ADDITIONAL FUNDS ... , PAGE 5

15. YOU STATE HERE THAT YOU ANTICIPATE THAT YOUR CURRENT CASH OF $21,737 WILL BE SUFFICIENT TO COMPLETE THE FIRST PHASE OF ANY INITIAL EXPLORATION PROGRAM OF ANY MINING CLAIM. THE TABLE ON PAGE 21 INDICATES, HOWEVER, THAT YOU WILL NEED $25,300 TO COMPLETE PHASE 1. IN ADDITION, YOU DISCLOSE ON PAGE 25 THAT YOU WILL REQUIRE ADDITIONAL FUNDING TO COMMENCE PHASE 1 WORK ON THE PROSPECTS, AND THAT YOU HAVE NO CURRENT PLANS ON HOW TO RAISE THE ADDITIONAL FUNDING. PLEASE RECONCILE YOUR DISCLOSURES.

Company response: The Company complied with this comment. Please see the additional disclosure added to the referenced risk factor on page 5 of the amended from S-1.

SINCE OUR SOLE OFFICER AND DIRECTOR HAS THE ABILITY TO BE EMPLOYED BY OR CONSULT FOR OTHER COMPANIES ... , PAGE 7

16. PLEASE ALSO DISCLOSE IN THIS RISK FACTOR THAT YOU HAVE NO COMPENSATION AGREEMENT WITH MS. GENCARELLI. DISCUSS THE RISK THAT MS. GENCARELLI WILL HAVE LITTLE OR NO INCENTIVE TO DEVOTE TIME OR ENERGY TO YOUR OPERATIONS.

Company response: The Company complied with this comment. Please see the additional risk factor added to page 8 of the amended from S-1, which states that that Ms. Gencarelli will have little or no incentive to devote time or energy to our operations.

DESCRIPTION OF BUSINESS, PAGE 16

17. PLEASE EXPLAIN IN DETAIL THE BASIS OF THE COST ESTIMATES PROVIDED IN THE TABLES ON PAGE 21-22. EXPLAIN WHETHER THE COSTS WILL BE DIFFER DEPENDING ON THE MINERALS YOU FIND IN PHASE I, AND IF SO, HOW.

Company response: On page 23 of the amended Form S-1, the Company has include the text, "[t]he basis of the foregoing cost estimates are from the geological exploration advice of Gregory Curnow, our professional consulting geologist. Such costs will not differ depending on the minerals we find in Phase I."

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LIQUIDITY AND CAPITAL RESOURCES, PAGE 26

18. PLEASE DISCLOSE HOW LONG YOU WILL BE ABLE TO REMAIN OPERATIONAL WITH YOUR CASH AND OTHER CAPITAL RESOURCES ON HAND. IN THIS REGARD, WE NOTE THAT YOU HAVE $21.737 CASH ON HAND AND THAT YOU ANTICIPATE SPENDING $11,000 FOR YOUR ACCOUNTING AND AUDITING REQUIREMENTS AND $10,000 FOR LEGAL COSTS OVER THE NEXT TWELVE MONTHS.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 26 of the amended Form S-1.

ENGINEERING COMMENTS

RISK FACTORS, PAGE 4

19. UNLESS YOU CAN SUBSTANTIATE SIGNIFICANT TECHNICAL TRAINING AND/OR EXPERIENCE IN MINERALS EXPLORATION OR MINING BY MEMBERS OF YOUR MANAGEMENT. YOU SHOULD INCLUDE A RISK FACTOR EXPLAINING THAT YOUR MANAGEMENT LACKS TECHNICAL TRAINING AND EXPERIENCE WITH EXPLORING FOR, STARTING, AND/OR OPERATING A MINE; AND THAT WITH NO DIRECT TRAINING OR EXPERIENCE IN THESE AREAS, YOUR MANAGEMENT MAY NOT BE FULLY AWARE OF MANY OF THE SPECIFIC REQUIREMENTS RELATED TO WORKING WITHIN THIS INDUSTRY. IN THIS INSTANCE, PLEASE ALSO EXPLAIN THAT THEIR DECISIONS AND CHOICES MAY NOT TAKE INTO ACCOUNT STANDARD ENGINEERING OR MANAGERIAL APPROACHES MINERAL EXPLORATION COMPANIES COMMONLY USE; AND THAT YOUR OPERATIONS, EARNINGS, AND ULTIMATE FINANCIAL SUCCESS COULD SUFFER DUE TO MANAGEMENT'S LACK OF EXPERIENCE IN THIS INDUSTRY.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 19 of the amended from S-1.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                         Very truly yours,

                                         /s/ Thomas E. Puzzo
                                         --------------------------------
                                         Thomas E. Puzzo


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